Exhibit (a)(32)

April 25, 2006

Board of Directors
Engelhard Corporation
101 Wood Avenue
Iselin, NJ 08830

Members of the Board of Directors:

On January 9, 2006, BASF AG (“BASF”), commenced an offer to purchase, through Iron Acquisition Corporation, an indirect, wholly owned subsidiary of BASF (the “Purchaser”), all of the outstanding shares of common stock, par value $1.00 per share (the ‘‘Common Stock’’) of Engelhard Corporation (the ‘‘Company’’) and the associated Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the “Rights,” and together with the Common Stock, the “Shares”), at a purchase price of US$37.00 per Share, net to seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2006 (the ‘‘Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, collectively constitute the “Offer”). The terms and conditions of the Offer are more fully set forth in the Schedule TO filed by the Purchaser with the Securities and Exchange Commission on January 9, 2006, and amended by Amendments Nos. 1 through 10 thereto (as so amended, the “Schedule TO”). On April 19, 2006, BASF delivered a written proposal (the “Revised Offer”) to the Company to acquire the Shares at a purchase price of $38.00 per share (the “Revised Consideration”), net to seller in cash (subject to applicable withholding taxes), without interest, pursuant to a negotiated merger transaction upon the terms and subject to the conditions set forth in a letter, dated April 19, 2006, from BASF to the Board of Directors of the Company (including the accompanying proposed form of merger agreement, the “Proposal Letter”).

You have asked us whether, in our opinion, the Revised Consideration is adequate from a financial point of view to the holders of the Common Stock (other than BASF and its affiliates).

In arriving at the opinion set forth below, we have, among other things:

(1)	Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;
(2)	Reviewed the Company’s unaudited quarterly financial statements for the three months ended March 31, 2006;
(3)	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;
(4)	Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1, 2 and 3 above;

(5)	Reviewed the market prices and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed to be relevant;
(6)	Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;
(7)	Reviewed selected comparable transactions;
(8)	Compared the proposed financial terms of the Revised Offer with the financial terms of certain other transactions that we deemed to be relevant;
(9)	Reviewed the Offer to Purchase, the Schedule TO and the Proposal Letter;
(10)
Taken into consideration that the Company has explored certain strategic alternatives and, in connection therewith, entered into confidentiality agreements with and held meetings with a number of potential bidders for all or parts of the Company;

(11)	Reviewed the terms of a recapitalization plan (the “Recapitalization Plan”) being considered by the Company in connection with its exploration of strategic alternatives; and
(12)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

        In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company.

        Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

        We are acting as financial advisor to the Company in connection with and for the purpose of its evaluation of the Offer and will receive a fee from the Company for our services whether or not the Offer is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and BASF and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Common Stock and other securities of the Company, as well as securities of BASF, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Shares pursuant to the Offer or pursuant to the tender offer (the “Company Offer”) contemplated by the Recapitalization Plan, or with respect to how such stockholder should vote or act on any matter relating to the Offer, the Company Offer or the Recapitalization Plan. In addition, you have not asked us to address, and this opinion does not address, (a) the Recapitalization Plan or any aspect thereof or (b) the adequacy to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Common Stock.

        On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Revised Consideration is inadequate from a financial point of view to the holders of the Common Stock (other than BASF and its affiliates).

Very truly yours,
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED